AVG Announces Results Of Its Annual General Meeting of Shareholders

AMSTERDAM, June 12, 2014 /PRNewswire/ -- AVG Technologies N.V. (NYSE: AVG) today announced that it has held its annual general meeting of shareholders on Wednesday, June 11, 2014 where Ronan Dunne has been appointed as an independent supervisory director of AVG's supervisory board for a period of four (4) years ending immediately following the AGM 2018. In addition, John Little, serving as CFO and managing director of AVG's management board since June 2008, has been re-appointed as a managing director of AVG's management board for a period of four (4) years ending immediately following the AGM 2018. Dale Fuller and Gabriel Eichler, serving as independent supervisory directors of AVG's supervisory board and for the first time appointed in March 2009 and November 2005 respectively, were re-appointed by the general meeting of shareholders as supervisory directors of AVG's supervisory board for a period of four (4) years ending immediately following the AGM 2018.

About AVG Technologies (NYSE: AVG)

AVG is the online security company providing leading software and services to secure devices, data and people. AVG has over 187 million active users, as of March 31, 2014, using AVG's products and services including Internet security, performance optimization, and personal privacy and identity protection. By choosing AVG's products, users become part of a trusted global community that engages directly with AVG to provide feedback and offer mutual support to other customers.

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CONTACT: Investors, Erica Abrams, The Blueshirt Group for AVG, +1 (415) 217-5864, erica@blueshirtgroup.com